Exhibit 10.4
August 14, 2010
VIA EMAIL
Mr. Danny C. Herron
7211 Stadler Court
Fort Collins, CO 80528
Dear Mr. Herron:
We are pleased to offer you the position of Executive Vice President and Chief Financial Officer with Advanced Energy Industries, Inc. in our Fort Collins location, reporting to Dr. Hans Betz, Chief Executive Officer. This offer is subject to satisfactory completion of Advanced Energy’s pre-employment screening process.
Assuming a satisfactory background check and drug screen, your employment will commence on a date to be agreed which will be as soon as possible subject to your commitments to your current employer. Your starting salary will be $305,000 on an annualized basis and will be paid semi-monthly.
At the first regular Board of Directors meeting following your start date, we will request approval to grant you 7,500 Restricted Stock Units (RSUs) and the option to purchase 52,500 shares of common AE stock. The grants will be made in four quarterly installments (1,875 RSU’s and 13,125 options each) over your first year of employment. The option price will be the fair market value of the stock, which would be the closing price on the dates of each grant. You must be an employee of the company for the grants to be made. Other terms will be defined in the document that provides the grants.
All employees are eligible to participate in the Corporate Incentive Plan. The 2010 target cash incentive percentage for this position is 60% of the annual base salary, and in accordance with the plan document, will be dependent on both company financial performance and your individual performance. Incentive plans are re-evaluated and are subject to change at any time, at the discretion of the company. These plans typically reward performance related to corporate and individual objectives. The incentive compensation is described in a separate document and will be provided to you upon acceptance.
Benefits become effective the first day of the month following your hire date. Benefit programs are re-evaluated and are subject to change at any time, at the discretion of the company. This may include coverage offered and the cost of coverage. You will be provided with additional information and will have an opportunity to enroll in benefits when your employment commences.
As an executive of Advanced Energy you are expected to manage your personal time off in an efficient manner. You will not accrue PTO but will be able to take time off at your own discretion. Advanced Energy also recognizes seven (7) company-sponsored holidays during each calendar year.

Please bring the following documents with you on your first day of employment:
•	Code of Ethical Conduct

•	New Employee Confidential Information Form

•	Designated Medical Provider

•	Key Employee Confidentiality Agreement

•	Employment Eligibility Verification form — In order to comply with the Immigration Reform and Control Act of 1986, you will be required to present documentation authorizing your right to work in the United States. A list of acceptable documents is enclosed for your review. Please bring original documents with you on your first day of employment

•	W-4 form — Employee’s Withholding Allowance Certificate.

•	Invitation to Self-Identify — Submission of this form is voluntary and refusal to provide it will not subject you to any adverse treatment

•	Automated Deposits Authorization
The information in this letter is not intended to constitute a contract of employment, either express or implied. Your employment with Advanced Energy Industries, Inc. is at will.
Danny, we believe we can offer you a challenging and rewarding experience at Advanced Energy and we look forward to a positive response from you no later than August 16, 2010, at which time this offer expires. In the interim, please do not hesitate to contact me directly with any questions you may have.
Kind regards,
Randall S. Hester
Vice President, Human Resources
Advanced Energy Industries, Inc.
(970) 407-6357 office
(970) 214-2810 mobile